

Mail Stop 3720

April 25, 2016

I. Andrew Weeraratne
Chief Executive Officer
NGFC Equities, Inc.
45 Almeria Avenue
Coral Gables, Florida 33134

> **Re: NGFC Equities, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 29, 2016**
> **File No. 333-210436**

Dear Mr. Weeraratne:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You filed the registration statement on Form S-1 (file number 333-210436) on March 29, 2016 to register the resale of shares to be issued to Southridge Partners II, L.P. under an equity purchase agreement. It appears that you attempted to file pre-effective amendment no. 1 to this Form S-1 on March 29, 2016; however, you filed the Form S-1 under the file number of a previously effective registration statement (file number 333-192590). Please file any future pre-effective amendments to the Form S-1 under the correct file number 333-210436.

2. It appears from the Form S-1/A (file number 333-192590) that your common stock is quoted on the OTC Pink marketplace. Our staff accommodation permitting the resale offering of shares to be issued under an equity line agreement is not available where there is not an active public market for the shares being offered. We do not believe that stock quotations on the OTC Pink marketplace constitute a sufficient public market. We further note your risk factor disclosures on pages 5 and 8 regarding the lack of liquidity of your shares on the OTC Pink marketplace. We believe you should withdraw your registration statement in its current form because we do not believe the company has "completed" the private placement contemplated by the purchase agreement prior to filing the registration statement. For guidance, please refer to the Division´s Compliance and Disclosure Interpretations, Securities Act Sections, Question 139.13 which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. In this regard, we do not believe the private transaction has been completed because the price of your common stock – a material term of the private transaction – is indeterminable due the lack of a market for your shares. After withdrawing your registration statement and having completed the private placement, you may register the resale of the equity line securities after each put.

Equity purchase agreement

3. Please provide a subsection that discusses the material terms of the equity purchase agreement with Southridge.

4. The first sentence of Section 2.2(c) of the equity purchase agreement filed as Exhibit 10.9 provides that in the occurrence of a Low Bid Price, the parties shall have no right to sell and shall be under no obligation to purchase one-tenth of the Investment Amount specified in the Put Notice. Please tell us whether Southridge can choose to purchase the shares it is no longer obligated to buy. Please also provide an example of how this provision would work in a hypothetical situation.

5. The second sentence of Section 2.2(c) of the equity purchase agreement provides that in the event that during a Valuation Period a Low Bid Price exists for any three trading days, the balance of each party's right and obligation to sell and purchase under the put notice shall terminate on such third trading day and the investment amount is to include only one-tenth for each trading day prior to such termination that the bid price equals or exceeds the Low Bid Price. Please tell us whether Southridge can choose the shares it is no longer obligated to buy under this provision.

6. A review of the Equity Purchase Agreement suggests that Southridge is not irrevocably bound to purchase your securities and, accordingly, the transaction with Southridge does not appear to be "complete." For example, please consider Section 7.2 of the Equity Purchase Agreement, which sets forth conditions precedent to the obligation of the investor to purchase put shares, including 7.2(c), which requires the company to have performed, satisfied and complied "with all covenants, agreements and conditions" of the

Equity Purchase Agreement. We refer you to Section 6.3 of the Equity Purchase Agreement, in which the Company covenants not to take certain actions without the written consent of Southridge. Please provide an analysis to help us determine whether the transaction with Southridge is complete in light of these provisions and the agreement as a whole. Please refer to CDI Securities Act Question 139.15.

7. Please explain the disclosure in Note 11 to the financial statements in the Form S-1/A (file number 333-192590) that, "[u]nder the terms of the Equity Purchase Agreement, if Southridge cannot sell shares at .40 cents per share then they could sell at a lower price (with our approval)." Tell us if this provision is contained in the Equity Purchase Agreement or if it is an oral agreement or understanding. Explain how this agreement will operate.

Investment Company Status

8. The Division of Investment Management has asked us to inform you that your registration statement does not address the status of NGFC Equities, Inc. (the "Company") under the Investment Company Act of 1940 ("1940 Act"). Please explain why you believe that the Company does not fall within the definition of investment company in section 3(a)(1) of the 1940 Act, in light of the fact that your registration statement states on: (i) pages 2-3, that the Company's business includes its management, as general partner, of NGFC Limited Partnership, the objectives of which are to raise funds in private markets through exempt offerings and invest such funds in the financial markets; and (ii) page 8, that 74% of NGFC's assets are comprised of marketable securities.

Under the relevant portions of section 3(a)(1) of the 1940 Act, an investment company is any issuer that:
- pursuant to section 3(a)(1)(A), is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the "primarily engaged test"); or
- pursuant to section 3(a)(1)(C), is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities and owns or proposes to acquire "investment securities"[1] having a value exceeding 40% of the value of such issuer's total assets (exclusive of U.S. Government securities and cash items) on an *unconsolidated* basis (the "40% test").

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[1] "Investment securities" excludes, among other things, U.S. Government securities and securities issued by majority-owned subsidiaries of the owner that are not themselves investment companies and are not relying on the exclusion from the definition of investment company under section 3(c)(1) or Section 3(c)(7) (both relating to private investment companies).

Please provide an explanation as to why the Company believes that it is not an investment company based on each of the primarily engaged test and the 40% test.

Risk Factors

Southridge will Pay Less than the then-Prevailing Market Price for our Common Stock, page 5

9. We note that in your risk factor that you state that the calculation of the purchase price is to be calculated the 'best bid' price of the common stock for any single trading day during the 5 consecutive trading days immediately following the date of the company's notice to put the shares. However, a review of Section 1.1 and Section 2.2 of the Equity Purchase Agreement indicates that the time period for calculation is 10 days. Please revise your disclosure here and throughout the prospectus to ensure that the correct pricing mechanics are disclosed throughout the document.

Determination of Offering Price, p. 11

10. Please revise your Determination of Offering Price disclosure on page 11 to include a fuller description of the pricing formula and the pricing mechanics as outlined in the Equity Purchase Agreement. Please include information regarding the pricing floor with this revised description, along with a full definition of the "Market Price" and the "Valuation Period" and any other information necessary to provide a complete description of the pricing mechanics.

Likelihood of Accessing the Full Amount of the EqPA, page 12

11. Please disclose the total number of shares you would have to issue at the current stock price and trading volume in order to have access to the full amount under the Equity Purchase Agreement. Compare that number to the 7,500,000 of shares you have registered (and thus would be able to issue) and the resulting net proceeds you could receive. In disclosing the net proceeds you could receive, quantify any fees and commissions that you have paid or will pay.

Management Discussion and Analysis of Financial Statements and Results of Operations

Results of Operations, page 33

12. Please provide more details about the specific sources of your revenues in each period. Include, for example, the breakdown of revenue by division and the specific activity that generated the revenue.

Liquidity and Capital Resources, page 33

13. Please revise to discuss the material terms of the $50,000 promissory note that you issued to Southridge in connection with entering into the equity purchase agreement. We note that you filed this promissory note as Exhibit 10.11 to the registration statement. In your discussion, disclose whether the note is convertible into your securities. In this regard, we note that, under Section 7(d) of the promissory, an event of default occurs if the company does not appropriately issue shares of common stock upon exercise by the holder of its conversion rights.

14. Please disclose how you intend to repay the note issued to Southridge, including whether you intend to use any of the proceeds to be received under the equity purchase agreement to repay the note. Also disclose whether you can or intend to repay the note through converting it into common stock. We note that you have incurred net losses since inception and have generated negative cash from operating activities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

  Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any questions.

        Sincerely,

        /s/ Kathleen Krebs, for

        Larry Spirgel
        Assistant Director
        AD Office 11 – Telecommunications